United States securities and exchange commission logo





                             July 18, 2022

       Carl F. Giesler, Jr.
       Executive Vice President and Chief Financial Officer
       Southwestern Energy Company
       10000 Energy Drive
       Spring, TX 77389

                                                        Re: Southwestern Energy
Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated June
28, 2022
                                                            File No. 001-08246

       Dear Mr. Giesler:

              We have reviewed your June 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 24, 2022 letter.

       Response dated June 28, 2022

       Risk Factors, page 34

   1. We note your response to prior comment 2 asserts that your revenues are greatly affected by commodity prices,
which are subject to a myriad of factors, including the relative cost of competing sources of
energy or fuel such as wind and solar. We also note your
                                                        response states that
"there have been great strides made in the development of technology, alternative forms of
energy and other climate change-related trends" that may materially impact your business in
the future. Consistent with our prior comment, please provide disclosure addressing
the impact that technological developments such as improvements in fuel economy,
advances in energy storage and increased energy generation from sources other than
fossil fuels, such as wind and solar, may have on your operations and business strategy.
 Carl F. Giesler, Jr.
Southwestern Energy Company
July 18, 2022
Page 2

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



FirstName LastNameCarl F. Giesler, Jr.                   Sincerely,
Comapany NameSouthwestern Energy Company
                                                         Division of
Corporation Finance
July 18, 2022 Page 2                                     Office of Energy &
Transportation
FirstName LastName